SembCorp Industries

07028113

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

1 November 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED 2007 NOV 19 P 5:55

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

May

Kwong Sook May
Company Secretary

PROCESSED
NOV 2 3 2007
THOMSON
FINANCIAL

Encs

C:jesstan/SgxnetAnn/SECltr

dlw 11/20

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	31-Oct-2007 21:59:35
Announcement No.	00206

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	DIVESTMENT OF SEMBENVIRO KK ASIA PTE LTD

Description

October 31, 2007

DIVESTMENT OF SEMBENVIRO KK ASIA PTE LTD

Sembcorp Industries Ltd (the "Group") announces that its wholly-owned subsidiary, Sembcorp Environmental Management Pte Ltd ("SembEnviro") has divested its entire 90 per cent shareholding in SembEnviro KK Asia Pte Ltd ("SKKA") comprising 13,500,000 ordinary shares. Following the divestment, SKKA ceased to be a subsidiary of the Group.

SKKA is in the business of recycled plastic collection, sorting, processing and manufacturing of plastic resins, as well as trading of recycled plastics.

The unaudited net liabilities of SKKA as of June 30, 2007 was $3.1 million. SembEnviro will waive its $1.2 million shareholder loan extended to SKKA and receive $0.2 million for its 90% equity shareholding in SKKA. The divestment will result in a write back of approximately $3 million. The terms of the divestment were decided on a willing buyer willing seller basis.

The divestment is not expected to have a material impact on the Group's earnings per share and the net tangible asset value per share for financial year ending December 31, 2007. None of the directors or the controlling shareholders of Sembcorp Industries has any interest, direct or indirect, in the divestment.

By Order of the Board
Kwong Sook May (Ms)
Company Secretary

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ABOUT SEMBCORP

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities and energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region.

Sembcorp has total assets of over S$7.0 billion and employs more than 7,500 employees.

Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

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